[TARGETED GENETICS LETTERHEAD]

March 31, 2009

VIA FACSIMILE (202) 772-9217 AND EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Targeted Genetics Corporation
Schedule 14A - Filed March 23, 2009
File No. 0-23930

Dear Mr. Riedler:

This letter sets forth the response of Targeted Genetics Corporation, a Washington corporation (the “Company”), to the comments set forth in the Staff’s letter dated March 30, 2009 in connection with the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2009. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. In addition, we have attached as Exhibit A to this letter, a redline copy of the changed page to the Preliminary Proxy Statement (the “Revised Proxy Statement”), showing the changes to the disclosure that the Company proposes in response to the Staff’s comments. Upon approval of the Staff, we will file and mail a definitive proxy statement (the “Definitive Proxy Statement”) incorporating these changes.

PRE 14A

Proposal Two, page 10

Comment No. 1

We note you seek to increase the authorized shares of common stock from 45 million to 445 million. You also list various potential uses for the additional shares.

•	Please include a definitive statement as to whether or not the company currently has any plans to issue any of the shares that would be authorized through this proposal.

Mr. Jeffrey P. Riedler

March 31, 2009

•	If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined and quantify the approximate number of shares associated with each such plan.

Response No. 1

Although the Company is currently seeking to raise capital through issuances of common stock or securities convertible into common stock, it does not yet have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of common stock. The Company notes that its disclosure in its Preliminary Proxy Statement in the section entitled “Proposal Two” includes the following statement: “Except for: (a) options and RSUs outstanding under our stock plans, (b) warrants issued in 1999 to Alkermes, Inc. in connection with a technology license agreement, (c) warrants issued in connection with our January 2007 private placement, and (d) warrants issued in connection with our June 2007 private placement, which collectively total 8,978,907 issuable shares as of the record date, we currently do not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of common stock.” Notwithstanding the foregoing, the Company will update the disclosure in its Definitive Proxy Statement in the section entitled “Proposal Two” to the following (changes to the disclosure in the Preliminary Proxy Statement are marked):

“We propose to increase the number of authorized shares of our common stock by 400,000,000 to enable us to consider potential future issuances of stock that may be desirable or necessary to accommodate our business plan. ~~We may use the additional shares~~ We are currently seeking to fund our continuing operations by raising additional capital through issuances of common stock or securities convertible into common stock, and if we are successful in doing so, we will issue additional shares of common stock or securities convertible into common stock in connection with such capital-raising transactions. We may also issue additional shares of common stock in connection with the acquisition of complementary businesses or technologies, or in connection with providing grants of stock-based compensation (such as stock options or RSUs) to our employees or for other general corporate purposes. Except for: (a) options and RSUs outstanding under our stock plans, (b) warrants issued in 1999 to Alkermes, Inc. in connection with a technology license agreement, (c) warrants issued in connection with our January 2007 private placement, and (d) warrants issued in connection with our June 2007 private placement, which collectively total 8,978,907 issuable shares as of the record date, we currently do not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of common stock.”

See the updated disclosure in the section entitled “Proposal Two” in the Revised Proxy Statement.

As the Company does not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares, except to the extent described above and in the Preliminary Proxy Statement, the second part of the Staff’s comment is not applicable.

Mr. Jeffrey P. Riedler

March 31, 2009

Additionally, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 521-7881 or Michael Piraino at (206) 389-4551.

Respectfully submitted,

/s/ David J. Poston
David J. Poston
Vice President and Chief Financial Officer
Targeted Genetics Corporation

cc:	Stephen M. Graham, Fenwick & West LLP
Michael C. Piraino, Fenwick & West LLP

EXHIBIT A

REVISED PROXY STATEMENT PAGE

(see attached)

PROPOSAL TWO

AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION

TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Our Board of Directors has approved, and recommends that our shareholders approve, an amendment to our Restated Articles of Incorporation in substantially the form attached to this proxy statement as Annex A. The current number of authorized shares of common stock of the Company is 45,000,000 shares. This proposed amendment would increase the number of authorized shares of our common stock to 445,000,000 shares.

Approval of this amendment requires the affirmative vote of the holders of shares representing a majority of our outstanding shares of common stock. If approved by our shareholders, the amendment will become effective upon its filing with the Secretary of State of Washington.

As of March 13, 2009, the record date, 20,447,198 shares of our common stock were outstanding. As of that date, we had reserved an aggregate of 2,547,944 shares of our common stock for (a) future issuance upon the exercise of options or vesting of RSUs outstanding under our stock plans, and (b) the exercise of options or vesting of RSUs that may be granted in the future under our stock plans. In addition, we had reserved 7,913,861 shares issuable upon the exercise of outstanding warrants. As of the record date, the number of authorized shares of our common stock was 45,000,000 shares, with 15,154,265 shares available for future issuance. As a result of the increase in authorized shares of our common stock to be effected by this proposed amendment, the number of authorized shares of our common stock would be 445,000,000 shares.

We propose to increase the number of authorized shares of our common stock by 400,000,000 to enable us to consider potential future issuances of stock that may be desirable or necessary to accommodate our business plan. We are currently seeking to fund our continuing operations by raising additional capital through issuances of common stock or securities convertible into common stock, and if we are successful in doing so, we will issue additional shares of common stock or securities convertible into common stock in connection with such capital-raising transactions. We may also issue additional shares of common stock in connection with the acquisition of complementary businesses or technologies, or in connection with providing grants of stock-based compensation (such as stock options or RSUs) to our employees or for other general corporate purposes. Except for: (a) options and RSUs outstanding under our stock plans, (b) warrants issued in 1999 to Alkermes, Inc. in connection with a technology license agreement, (c) warrants issued in connection with our January 2007 private placement, and (d) warrants issued in connection with our June 2007 private placement, which collectively total 8,978,907 issuable shares as of the record date, we currently do not have any definitive and present plans, commitments or understandings that would require the issuance of additional shares of common stock.

Once authorized, the additional shares of common stock may be issued upon the approval of our Board of Directors but without further approval of our shareholders, unless shareholder approval is required under any applicable law or rule of any securities market on which our securities are traded. The additional shares of common stock would have rights identical to those of our currently outstanding common stock. The proposed increase in the number of shares of authorized common stock, and any future issuance of the additional shares, will not affect the rights of our current holders of common stock, except for effects that are incidental to the increase, such as dilution that would result from any future issuance of additional authorized shares of common stock. The holders of our common stock are not entitled to preemptive rights with respect to the issuance of additional shares of common stock or securities convertible into or exercisable for common stock.

The increase in the number of authorized shares of common stock and the subsequent issuance of all or a portion of those shares could have the effect of delaying or preventing a change of control without further action by our shareholders. Subject to applicable law and stock exchange requirements,

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